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OMB Number: Expires: Estimated average burden hours per response	3235-0145 January 31, 2006 11

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

SIRF TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
82967H101

(CUSIP Number)
December 31, 2005

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d–1(b) Rule 13d–1(c) Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	82967H101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CONEXANT SYSTEMS, INC. 25-1799439

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 0

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0

EACH REPORTING	7	SOLE DISPOSITIVE POWER 0

PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 5 pages

Item 1.
(a) Name of Issuer:
SiRF Technology Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices:
148 E. Brokaw Road San Jose, California 95112

Item 2.
(a) Name of Person Filing:
Conexant Systems, Inc.
(b) Address of Principal Business Office or, if none, Residence:
4000 MacArthur Boulevard Newport Beach, California 92660-3095
(c) Citizenship:
Delaware
(d) Title of Class of Securities:
Common Stock, $0.0001 par value per share
(e) CUSIP Number:
82967H101

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Page 3 of 5 pages

Item 4.	Ownership
(a) Amount beneficially owned: 0 shares
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Page 4 of 5 pages

Signature

        After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2006

CONEXANT SYSTEMS, INC.
By:	/s/ J. SCOTT BLOUIN

	Name: Title:	J. Scott Blouin Senior Vice President and Chief Financial Officer

Page 5 of 5 pages